12/23/2022
Accrual Basis

Bratton Construction, LLC
Profit Loss
As of December 31, 2020

	Jan - Dec 20	Outside Funding /Covid
Ordinary Income/Expense		
Income		
42600 · Construction Income	49,905.51	
42700 · COVID 19 Relief Funds		29,728.49
42XXX In Kind Trade		34,999.49
46250 · Consulting Income	2,682.75	
49900 · Uncategorized Income	-	
Total Income	52,588.26	64,727.98
Cost of Goods Sold		
50400 · Construction Materials Costs	3,284.30	
53600 · Subcontractors Expense	5,915.00	
53800 · Tools and Small Equipment	3,512.51	
Total COGS	12,711.81	
Gross Profit	39,876.45	
Expense		
16500 · Gifts	112.83	
23000 · Estimator	2,777.50	
60000 · Advertising & Promotion		
60003 · Website Expenses	747.32	
60007 · Marketing Expenses	34.58	
60009 · Printed & Promo Products	326.00	
60000 · Advertising & Promotion - C	39,008.00	
Total 60000 · Advertising & Promotion	40,115.90	
60100 · Auto and Truck Expenses		
60200 · Auto Insurance	1,564.79	
60100 · Auto and Truck Expenses -	1,672.42	
Total 60100 · Auto and Truck Expenses	3,237.21	
60400 · Bank Service Charges	32.00	
61000 · Business Licenses and Permits	300.00	
62000 · Continuing Education / Trainin	325.51	
63300 · Insurance Expense		
63310 · General Liability Insurance	5,987.93	
63360 · Worker's Compensation	13,071.98	
Total 63300 · Insurance Expense	19,059.91	
64300 · Meals and Entertainment	578.49	
64900 · Office Supplies	742.81	
65000 · Office Expenses		
61700 · Computer Supplies & Softw	1,084.97	
62500 · Dues & Subscriptions	321.87	
66500 · Postage & Delivery	373.49	
68000 · Storage Unit	281.44	
65000 · Office Expenses - Other	237.60	
Total 65000 · Office Expenses	2,299.37	

12/23/2022

Accrual Basis

Bratton Construction, LLC
Profit Loss
As of December 31, 2022

66000 · Payroll Expenses	19,9[illegible]
66700 · Professional Fees	22,479.20
67100 · Rent Expense	279.85
68100 · Telephone Expense	2,638.28
68400 · Travel	
64806 · Transportation During Trave	9.40
68401 · Airfare	449.25
68406 · Parking	5.00
68400 · Travel - Other	569.58
Total 68400 · Travel	1,033.23
68604 · Internet Access	1,236.04
Depreciation	614.00
Total Expense	107,774.35
Net Ordinary Income	(67,897.90)
Net Other Income	64,727.98
Net Income	**(3,169.92)**

Bratton Construction, LLC
Summary Balance Sheet
As of December 31, 2020

	44,196.00
ASSETS	
Current Assets	
Checking/Savings	25,162.04
Total Current Assets	25,162.04
Fixed Assets-Furniture and Equp,	3,681.71
Acc Depreciation	(614.00)
TO .	**28,229.75**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	310.10
Other Current Liabilities	4,559.06
PPP Loan	29,145.59
Total Current Liabilities	34,014.75
Total Liabilities	34,014.75
Equity	(5,785.00)
TOTAL LIABILITIES & EQUITY	**28,229.75**

Bratton Construction, LLC
Cash Flow Statement
As of December 31, 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	(3,169.92)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · Accounts Payable	310.10
24000 · Payroll Liabilities	4,559.06
Depreciation Per CPA	614.00
Net cash provided by Operating Activities	2,313.24
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	(3,681.71)
Net cash provided by Investing Activities	(3,681.71)
FINANCING ACTIVITIES	
100000 · Owners Draw	(3,055.00)
PPP Loan	29,146.00
Net cash provided by Financing Activities	26,091.00
Net cash increase for period	24,722.53
Cash at beginning of period	439.22
Cash at end of period	**25,161.75**